

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003790

February 2, 2005

R. Scott McMillen
Vice President and Associate General Counsel
The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2005

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

Dear Mr. McMillen:

This is in response to your letters dated January 6, 2005 and January 31, 2005 concerning the shareholder proposal submitted to Charles Schwab by Edward P. Olson. We also have received a letter on the proponent's behalf dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB - 3 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

THE CHARLES SCHWAB CORPORATION


RECD S.E.C.
JAN 6 2005
1086

January 6, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted on behalf of Edward P. Olson by John Chevedden from the 2005 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation (the "Company"), a Delaware corporation dually listed on the New York Stock Exchange and The Nasdaq National Market, respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "Proposal") submitted on behalf of Edward P. Olson by John Chevedden (the "Proponent") from the Company's 2005 proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from the Proxy Materials and (2) the Proponent's letter received by the Company on November 4, 2004, setting forth the Proposal (Exhibit A). In addition, we are also enclosing for your reference:

- the letter sent by the Company to Messrs. Olson and Chevedden on November 16, 2004, notifying them of the deficiency in the original submission (Exhibit B);
- proof of delivery of the aforementioned letter (Exhibit C); and
- the response sent by Mr. Chevedden on December 1, 2004 (Exhibit D).

Further to previous conversations with the Proponent, in which the Proponent declined to withdraw the Proposal, we are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. The

Company anticipates that its 2005 Proxy Statement will be finalized for typesetting and printing on or about March 17, 2005 and ready for filing with the Commission on or about March 30, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

Background

The Proposal requests that the Company include in its 2005 Proxy Materials a resolution that the Board of Directors of the Company take the necessary steps to implement the annual elections of directors, thereby declassifying the Board of Directors. For reasons set forth below, because the Proponent failed to demonstrate that he met the eligibility requirements under Rule 14a-8(b) under the Exchange Act, the Company intends to exclude the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(f).

The Company notes that, in addition to the Proposal, it received a substantially identical proposal from another stockholder that did demonstrate it met all of the procedural criteria set forth under Rule 14a-8. The Company intends to include such similar proposal in the Company's 2005 Proxy Materials. A copy of that proposal, from the Comptroller, City of New York, on behalf of the New York City Pension Funds, is attached as Exhibit E to this letter.

Reasons for Omission

Because the Proponent failed to present the proper proof of beneficial ownership to the Company within the time frame specified by the Commission's proxy rules, the Company intends to omit the Proposal under Rule 14a-8(f)(1). Rule 14a-8(b) sets forth the eligibility criteria for submitting a proposal by stockholders. In order to be eligible to submit a proposal, a stockholder of the Company must have continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least a year by the date the stockholder submits the proposal. In addition, the stockholder must continue to hold the stock through the date of the meeting. The rule further sets out the ways that a stockholder may demonstrate continuous beneficial ownership of the requisite amount of the company's securities. The Proponent's submission was not accompanied by any evidence of the Proponent's beneficial ownership of the Company's common stock, other than a statement that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting." See Exhibit A.

Upon receipt of the Proposal on November 4, 2004, the Company attempted to verify the Proponent's beneficial ownership of the Company's common stock but was unable to verify that the Proponent was either a registered holder of the Company's securities or a customer of the Company holding such securities through a Charles Schwab brokerage account. Accordingly, on November 16, 2004, less than 14 calendar days from the date the Company received the Proposal, the Company sent to the Proponent a letter setting forth the Proposal's eligibility deficiencies, as well as the time frame for the Proponent's response in accordance with Rule 14a-8(f)(1) and the additional guidance issued by the Staff in Staff Legal Bulletin No. 14B dated September 15, 2004. That letter is attached hereto as Exhibit B.

The deficiency notice sets forth a request to the Proponent to provide the written information required by Rule 14a-8(b)(2) to establish the Proponent's eligibility. The deficiency notice also sets forth in plain English the two ways for the Proponent to demonstrate under the Commission's rules his eligibility to submit a proposal. Included with the letter was also the text of Rule 14a-8 in its entirety, with a specific reference to Question 2, which explains the Commission's requirements for eligibility. The Company received verification from the overnight mail delivery service that the letter setting forth the notice of deficiency was received by Mr. Olson on November 17, 2004 and also by Mr. Chevedden on November 17, 2004. Therefore, in accordance with Rule 14a-8(f)(1), documentation responsive to the Company's request and in compliance with Rule 14a-8(b) was due from the Proponent by December 1, 2004. On December 1, 2004, Mr. Chevedden faxed to the undersigned a note (dated November 25) stating "Ms. Eve King <eve.king@wedbush.com> can confirm Edward P. Olson's ownership of $2,000 of company stock for the one continuous year according to the Rule 14a-8 requirement." See Exhibit D. No additional documentation of the Proponent's beneficiary ownership of the Company's stock was received by the Company prior to the deadline or has been received to date.

The Staff has regularly granted no-action relief to other registrants where Mr. Chevedden, either on behalf of himself or acting as asserted proxy for another stockholder, failed, following a timely request by the registrant, to furnish the full and proper evidence of continuous beneficial ownership called for by the proxy rules in a timely fashion. See, e.g., Mesa Air Group, Inc. (avail. Dec. 7, 2004)(permitting exclusion of proposal submitted by Mr. Chevedden for failure to provide documentation of ownership eligibility); FedEx Corporation (avail. July 1, 2004)(permitting exclusion of proposal by Mr. Chevedden for failing to provide sufficiently responsive documentation regarding share ownership); UAL Corporation (avail. Feb. 7, 2003)(permitting exclusion of proposal by Mr. Chevedden when he provided insufficient information to determine eligibility); Honeywell International Inc. (avail. Jan. 30, 2003)(permitting exclusion of proposal by Mr. Chevedden when broker's statement provided upon subsequent company request was itself deficient); AutoNation, Inc. (avail. Mar. 14, 2002)(permitting exclusion of proposal by Mr. Chevedden when broker's statement provided upon subsequent company request was itself deficient).

Rule 14a-8(b)(2) shifts the burden of proving eligibility to the proponent when the Company is unable to verify the proponent's status as a registered holder from its records. When a company requests proof of ownership that satisfies the requirements of Rule 14a-8, the proponent "must prove [its] eligibility to the company in one of two ways," either (i) by submitting to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the required securities for at least a year, or (ii) by copy of a ownership report such as a Schedule 13D or Form 3 filed with the Commission. Rule 14a-8(b)(2); Staff Legal Bulletin No. 14B. The Proponent's response to the Company to contact another party for further information in the instant case is insufficient to meet the burden imposed by Rule 14a-8. Consistent with the Rule, the Staff's guidance states that only "an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities" continuously for the required period will be considered sufficiently responsive. Staff Legal Bulletin 14 (July 13, 2001). Accordingly, the Company determined that the Proponent's communication was unresponsive and failed to demonstrate the required stock ownership.

Although the Staff has, in some instances, allowed proponents to correct such deficiencies after the 14-day period, the Staff has done so only upon finding deficiencies in a company's notification letter. See, e.g., Boise Cascade Corporation (avail. Feb. 8, 2002); Duke Realty Corporation (avail. Feb. 7, 2002); Sysco Corporation (avail. Aug. 10, 2001). An exception from the 14-day period is not warranted in the present case because the notice of deficiency fully complied with the requirements of Rule 14a-8(f)(1) and the guidance in Staff Legal Bulletin No. 14B. An exception is further unwarranted in this case, because the Company intends to include a similar proposal in its proxy materials that the City of New York validly submitted, so it would be unjustly duplicative to include the Proponent's proposal that did not meet the procedural requirements. Additionally, the Proponent, or at least his proxy, John Chevedden, is an experienced stockholder proponent, having filed numerous stockholder proposals in past years, some of which, as referenced above, were excluded for failure to comply with these very rules. The Proponent should be very familiar, therefore, with the Commission's beneficial ownership requirements, including the necessity of proper and timely documentation.

Conclusion

Because the Proponent failed to respond with the proper documentation required by Rule 14a-8(b) to prove his claim of continuous beneficial ownership of the Company's stock, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 636-3255.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636 3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

Enclosures

cc: Edward P. Olson (w/ enclosures)
John Chevedden (w/ enclosures)

EXHIBIT A

EXHIBIT A

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Ms. Carrie E. Dwyer, Corporate Secretary
Charles Schwab Corporation (The)
120 Kearny Street
San Francisco CA 94108
PH: 415 627-7000
FX: 415 627-8538, 636-5235


RECEIVED
CHARLES SCHWAB & CO., INC.
NOV 04 2004
OFFICE OF
CORPORATE COUNSEL

Dear Ms. Dwyer,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- We had no Lead Director or Independent Chairman.
- Our key Audit Committee had 2 of 3 members with 16-years tenure including the chairman – independence concern. Plus one member was age 75.
- Four directors were allowed to hold 4 to 7 board seats – over-extension concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm

  Plus $51 million in unexercised stock options from previous years.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

EXHIBIT B

Office of Corporate Counsel
101 Montgomery Street San Francisco CA 94104
tel (415) 627 7000

charles SCHWAB

November 16, 2004

BY OVERNIGHT MAIL

Mr. Edward P. Olson
3729 Weston Place
Long Beach, California 90807

RE: Letter received November 4, 2004

Dear Mr. Olson:

The Charles Schwab Corporation (the "Company") received your letter on November 4, 2004, a copy of which is enclosed herewith, submitting a proposal under Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (SEC). In accordance with that rule, we are notifying you of certain deficiencies we have identified in your submission that would preclude us from considering it for inclusion in our proxy statement for the 2005 annual meeting of stockholders.

The Company is unable to verify through its records that you have been a stockholder of the Company in the amount and for the period of time required by Rule 14a-8(b) and therefore is unable to determine that you are eligible to submit a proposal for consideration the 2005 annual meeting of stockholders. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing your ownership eligibility. This rule states that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date on which you submit the proposal. There are two ways to demonstrate this under the SEC's rules: you may submit to us either –

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

We have included for your reference a copy of Rule 14a-8 and direct your attention to the answer to Question 2, which gives detail on each of these methods.

124081_1

charles SCHWAB

We also request that, in accordance with Rule 14a-8(b)(2)(i) or Rule 14a-8(b)(2)(ii)(C), you submit a writing clearly stating that you intend to hold such shares through the date of the 2005 annual meeting of stockholders. This is also explained in the answer to Question 2 in the proxy rules.

In accordance with Rule 14a-8(f)(1), we inform you that your response to this letter must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We have not made a determination whether your proposed submission may be excluded under Rule 14a-8(i) and intend to undertake such examination only upon receipt of a properly submitted proposal. If you have any questions regarding this letter, please direct them to the undersigned's attention at the address set forth above or by telephone at (415) 627-7000.

Very truly yours,



Scott McMillen
Vice President and Associate General Counsel

Enclosure

cc: Mr. John Chevedden (by overnight mail)

124081_1

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% , of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified

representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

EXHIBIT C





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Olsen

Status:	Delivered Proof of Delivery
Delivered on:	Nov 17, 2004 9:20 A.M.
Location:	MC WOMAN
Delivered to:	US
Shipped or Billed on:	Nov 16, 2004
Tracking Number:	1Z R70 61A 01 9384 736 8
Service Type:	NEXT DAY AIR

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Package Progress:

Date/ Time	Location	Activity
Nov 17, 2004		
9:20 A.M.	CERRITOS, CA, US	DELIVERY
6:49 A.M.	CERRITOS, CA, US	OUT FOR DELIVERY
6:20 A.M.	CERRITOS, CA, US	ARRIVAL SCAN
4:59 A.M.	ONTARIO, CA, US	DEPARTURE SCAN
Nov 16, 2004		
10:50 P.M.	ONTARIO, CA, US	ARRIVAL SCAN
9:31 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
7:35 P.M.	US	BILLING INFORMATION RECEIVED
6:16 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
6:10 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
6:05 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
5:19 P.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Nov 17, 2004 1:29 P.M. Eastern Time (USA)

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DELIVERY NOTIFICATION

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

Tracking Number: 1Z R70 61A 01 9384 736 8
Service Type: NEXT DAY AIR
Shipped or Billed on: Nov 16, 2004
Delivered on: Nov 17, 2004 9:20 A.M.
Delivered to: US
Location: MC WOMAN

Thank you for giving us this opportunity to serve you.

Sincerely,
United Parcel Service

Tracking results provided by UPS: Nov 17, 2004 2:02 P.M. Eastern Time (USA)





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Status: Delivered Proof of Delivery
Delivered on: Nov 17, 2004 9:12 A.M.
Signed by: MCNUTT
Location: RESIDENTIAL
Delivered to: US
Shipped or Billed on: Nov 16, 2004

Chevedden

Tracking Number: 1Z R70 61A 01 9048 997 5
Service Type: NEXT DAY AIR

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Package Progress:

Date/ Time	Location	Activity
Nov 17, 2004		
9:12 A.M.	GARDENA, CA, US	DELIVERY
5:56 A.M.	GARDENA, CA, US	OUT FOR DELIVERY
Nov 16, 2004		
10:50 P.M.	ONTARIO, CA, US	ARRIVAL SCAN
9:31 P.M.	OAKLAND, CA, US	DEPARTURE SCAN
7:37 P.M.	US	BILLING INFORMATION RECEIVED
6:16 P.M.	OAKLAND, CA, US	ARRIVAL SCAN
6:10 P.M.	SAN FRANCISCO, CA, US	DEPARTURE SCAN
6:07 P.M.	SAN FRANCISCO, CA, US	ORIGIN SCAN
5:19 P.M.	SAN FRANCISCO, CA, US	PICKUP SCAN

Tracking results provided by UPS: Nov 17, 2004 1:31 P.M. Eastern Time (USA)

Find Answers to Your Tracking Questions

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NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

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DELIVERY NOTIFICATION

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

Tracking Number: 1Z R70 61A 01 9048 997 5
Service Type: NEXT DAY AIR
Shipped or Billed on: Nov 16, 2004
Delivered on: Nov 17, 2004 9:12 A.M.
Delivered to: US
Signed by: MCNUTT
Location: RESIDENTIAL

Thank you for giving us this opportunity to serve you.

Sincerely,
United Parcel Service

Tracking results provided by UPS: Nov 17, 2004 2:02 P.M. Eastern Time (USA)

EXHIBIT D



November 25, 2004
Mr. Scott McMillen
Charles Schwab Corporation (The)
FX: 415 627-8538
FX: 415-636-5235


RECEIVED
CHARLES SCHWAB & CO., INC.
DEC 01 2004
OFFICE OF
CORPORATE COUNSEL

Dear Mr. McMillen,

Ms. Eve King <Eve.King@wedbush.com> can confirm Edward P. Olson's ownership of $2000 of company stock for the one continuous year according to the Rule 14a-8 requirement. Please telephone me on December 1, 2004 if there is any question.

Sincerely,



John Chevedden
PH: 310-371-7872

cc: Edward P. Olson

EXHIBIT E



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@COMPTROLLER.NYC.GOV

Kenneth B. Sylvester
ASSISTANT COMPTROLLER FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16, 2004


RECEIVED
CHARLES SCHWAB & CO., INC.
NOV 22 2004
OFFICE OF
CORPORATE COUNSEL

Ms. Carrie E. Dwyer
Executive Vice President,
Corporate Secretary and General Counsel
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

Dear Ms. Dwyer:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to declassify their boards of directors. We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Citibank, N.A. and Bank of New York certifying the Systems' ownership, for over a year, of shares of The Charles Schwab Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

Enclosures

schltr

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

BE IT RESOLVED, that the stockholders of The Charles Schwab Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

KS:ma

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Charles Schwab Corporation (SCH)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001). Mr. Olson's qualifying stock ownership is verified by the attached broker letter.

The company claims that rule 14a-8 has not been followed by the shareholder party yet does not follow rule 14a-8 and its related Staff Legal Bulletins.

The company has not demonstrated "when the shareholder received the [rule 14a-8] notice." The purported tracking sheet does not list any address or shareholder parties except hand-written last names on print-outs. Hence the company has not demonstrated that it abided by its part of rule 14a-8 to provide the required proof of notification to the shareholder.

SLB No. 14 states:
7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation *demonstrating when the shareholder received the notice* and any shareholder response to the notice. (emphasis added)

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

The Staff has allowed proponents to correct deficiencies after the 14-day period upon finding deficiencies in a company's notification letter. For example, Boise Cascade Corporation (Feb. 8, 2002), Duke Realty Corporation (Feb. 7, 2002) and Sysco Corporation (August 10, 2001).

The company seems to be saying that there is no need to carefully check the company no action request since it will purportedly publish the proposal of another party. Even if this were a sound theory, there is no letter to the other party notifying that party of upcoming publication.

Mr. Olson's qualifying stock ownership is verified by the attached broker letter. For all the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: R. Scott McMillen

1000 WILSHIRE BOULEVARD | LOS ANGELES | CALIFORNIA 90017-2465
P.O BOX 30014 | LOS ANGELES | CALIFORNIA 90030-0014
MEMBER NEW YORK STOCK EXCHANGE
www.wedbush.com



WEDBUSH MORGAN SECURITIES

Investment Bankers for Entrepreneurs

(213) 688-8000

December 30, 2004

Mr. Edward P. Olson
3729 N. Weston Place
Long Beach, CA 90807-3313

RE: Account PW72 6361-1568

Dear Mr, Olson

As the clearing agent for Mr. Olson's broker/dealer, Pacific West Securities, and the Custodian of Mr. Olson's retirement account, this is to confirm that Mr. Olson has owned no less than $2000 of the following stocks continuously for no less than 14 months, as of December 21, 2004:

329 shares DirecTV Group, Inc. (DTV)
600 shares Goodyear Tire & Rubber (GT)
300 shares Intel Corp. (INTC)
100 shares JPMorgan Chase & Co (JPM)
1,200 shares Schwab Charles Cor New (SCH)
300 shares Sprint Corp. (FON)
600 shares Tex Instruments, Inc. (TXN)
400 shares Time Warner, Inc. New (TWX)
600 shares (XRX) Xerox Corp.
700 shares Yahoo, Inc. (YHOO)
200 shares Boeing Co. (BA)
200 shares Ford Motor (F)

Sincerely,

Eve King
Correspondent Liaison

cc: Jim Balkman

"People Serving People"

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- We had no Lead Director or Independent Chairman.
- Our key Audit Committee had 2 of 3 members with 16-years tenure including the chairman – independence concern. Plus one member was age 75.
- Four directors were allowed to hold 4 to 7 board seats – over-extension concern.
- 2003 CEO pay of $11 million including stock option grants.
  Source: Executive PayWatch Database,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street San Francisco California 94104

January 31, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted on behalf of Edward P. Olson by John Chevedden from the 2005 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

This is to respond to John Chevedden's letter dated January 14, 2005 regarding The Charles Schwab Corporation's (the "Company") request, filed with the Commission on January 6, 2005, to exclude the proposal submitted on behalf of Edward P. Olson by Mr. Chevedden from its 2005 proxy materials:

- Contrary to what Mr. Chevedden asserts, the UPS tracking number is sufficient to show delivery of the company's deficiency notice to Messrs. Olson and Chevedden. Mr. Chevedden's argument that there was no proof of delivery of the deficiency notice is disingenuous, since he responded to that letter by facsimile to the company within the given time frame, on December 1, 2005 (Exhibit D to the Company's no-action request).

- The Company again confirms that it intends to include the City of New York's nearly identical proposal in its proxy materials, which the City of New York validly submitted to the Company on November 22, 2004.

- Mr. Chevedden attached no broker statement to his letter dated January 14 and, even if he did, it would be too late to demonstrate proof of ownership for inclusion in the 2005 proxy materials.

Please feel free to contact me at (415) 636-3255 with any questions. In addition, please acknowledge receipt of this letter by stamping an enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636 3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

cc: Edward P. Olson (w/ enclosures)
John Chevedden (w/ enclosures)

125072_2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

The proposal relates to the election of directors.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Charles Schwab's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Heather L. Maples
Special Counsel